

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Lon R. Greenberg, Chief Executive Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

John L. Walsh, Chief Executive Officer
UGI Utilities
460 North Gulph Road
King of Prussia, PA 19406

Eugene V.N. Bissell, Chief Executive Officer
Amerigas Partners, L.P.
460 North Gulph Road
King of Prussia, PA 19406

Re: **UGI Corporation**
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Proxy Statement on Schedule 14A
Filed December 15, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-11071

UGI Utilities
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-01398

AmeriGas Partners, L.P.
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-13692

Lon R. Greenberg
UGI Corporation
John L. Walsh
UGI Utilities, Inc.
Eugene V.N. Bissell
AmeriGas Partners, L.P.
September 30, 2010
Page 2

Dear Messrs. Greenberg, Walsh and Bissell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In order to facilitate this review, we have not repeated comments for issues that may be applicable to UGI Utilities and AmeriGas Partners. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Unless stated otherwise, when we reference a page number it is a reference to a page in the 10-K of UGI Corporation.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 28

Results of Operations, page 29

2. Where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. For example, on page 33 you state that your Gas Utility's "operating income during Fiscal 2009 principally reflects the previously mentioned greater total margin partially offset by higher operating and administrative and depreciation expenses, principally, incremental expenses associated with CPG Gas, and to, a lesser extent, higher pension expense, costs associated with environmental matters and greater distribution maintenance expenses." See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Lon R. Greenberg
UGI Corporation
John L. Walsh
UGI Utilities, Inc.
Eugene V.N. Bissell
AmeriGas Partners, L.P.
September 30, 2010
Page 3

<u>Financial Condition and Liquidity, page 39</u>

<u>Long-Term Debt and Credit Facilities, page 40</u>

<u>UGI Utilities, page 41</u>

3. You state that UGI Utilities' Revolving Credit Agreement requires it to maintain a maximum ratio of Consolidated Debt to Consolidated Total Capital, as defined, of 0.65 to 1.00. Please state if UGI Utilities' is in compliance with this requirement. If not, please advise how UGI Utilities intends to become compliant or if the parties to the agreement have waived this requirement. Also, please define Consolidated Debt to Consolidated Total Capital as it is defined for purposes of this agreement.

<u>Item 9A. Controls and Procedures, page 54</u>

4. You state that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were "designed and functioning effectively to provide reasonable assurance..." Please state, if true, that your disclosure controls and procedures are effective rather than stating that they are "functioning effectively." Also, if you design your disclosure controls and procedures at the reasonable assurance level, please indicate as much and state that they are effective at the reasonable assurance level. Please apply this comment to your future filings as applicable and confirm your understanding in this regard.

<u>Item 15. Exhibits, Financial Statement Schedules, page 58</u>

5. Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided schedules and/or exhibits to the following material agreements:

- Exhibit 10.32 – Credit Agreement, dated as of April 17, 2009;

- Exhibit 10.35 - Credit Agreement dated as of November 6, 2006;

- Exhibit 10.39 - Purchase Agreement dated January 30, 2001

- Exhibit 10.48 – Receivables Purchase Agreement, dated as of November 30, 2001.

- Exhibit 10.49 – Amendment No. 8, dated April 23, 2009, to Receivables Purchase Agreement, dated as of November 30, 2001.

Lon R. Greenberg
UGI Corporation
John L. Walsh
UGI Utilities, Inc.
Eugene V.N. Bissell
AmeriGas Partners, L.P.
September 30, 2010
Page 4

- Exhibit 10.53 – Pledge of Financial Instruments Account Relating to Financial Instruments held by AGZ Holding in Antargaz, dated December 7, 2005.

- Exhibit 10.54 – Pledge of Financial Instruments Account relating to Financial Instruments held by Antargaz in certain subsidiary companies, dated December 7, 2005.

- Exhibit 10.62 – Stock Purchase Agreement by and between PPL Corporation, as Seller, and UGI Utilities, Inc. as Buyer, dated as of March 5, 2008

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements and re-file complete agreements.

UGI Corporation and Subsidiaries, Financial Information, page F-1

Report of Management, page F-3

Management's Report on Internal Control Over Financial Reporting, page F-3

6. You state that you "maintained effective internal control over financial reporting as of September 30, 2009." Please state if your internal control over financial reporting is effective rather than stating that you "maintained effective" internal controls.

7. In future filings, please state if the registered public accounting firm that audited your financial statements issued an attestation report on the registrant's internal control over financial reporting. Please refer to Item 308(a)(4) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

Determination of Competitive Compensation, page 21

8. You state that your executive compensation analysis is weighted 75 percent based on general industry data in Towers Perrin's General Industry Executive Compensation Database and 25 percent based on Towers Perrin's Energy Services Executive Compensation Database. Please discuss in greater detail how you apply these weightings to the industry data and what the impact of applying different weightings has on your decision-making.

Lon R. Greenberg
UGI Corporation
John L. Walsh
UGI Utilities, Inc.
Eugene V.N. Bissell
AmeriGas Partners, L.P.
September 30, 2010
Page 5

9. You state that you set salary and other forms of compensation based on "comparable executives including the executive compensation database material referenced by Towers Perrin." Please briefly define "comparable executive."

10. We note your indication on page 22 that you do not "benchmark against specific companies in the Tower Perrin reports" and we note your response to prior comment nine of our letter dated March 10, 2008. On the other hand, later on the same page you state that you seek to position a named executive officer's salary grade so that the midpoint of the salary range in his salary grade approximates the 50th percentile and on page 24 you state that that you establish the target award level of your annual bonus awards within the 50th to 75th percentiles for comparable executives. These statements lead us to believe that you do, in fact, benchmark. Please identify the components of the benchmark or tell us why you believe this is not appropriate. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Elements of Compensation, page 23

Salary, page 23

11. We note that individual salaries are based, in part, on performance evaluations and that one of the performance criteria reviewed is the "accomplishment of annual goals and objectives." Please briefly describe these annual goals and objectives.

Annual Bonus Awards, page 36

12. Please provide the EPU target and your actual EPU results for 2009. Also, please describe your "predetermined customer growth objectives," including your customer growth objective for 2009 and your actual customer growth, as defined, for 2009. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 118.04 of our Compliance and Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Lon R. Greenberg
UGI Corporation
John L. Walsh
UGI Utilities, Inc.
Eugene V.N. Bissell
AmeriGas Partners, L.P.
September 30, 2010
Page 6

AmeriGas Partners, L.P. Form 10-K for the Fiscal Year Ended September 30, 2009

Item 11. Executive Compensation, page 34

Compensation Discussion and Analysis, page 34

13. We note that you identified your general partner's chairman and vice-chairman as two of your named executive officers. Please tell us your reasoning in identifying your general partner's chairman and vice-chairman as named executive officers instead of some of the executive officers identified in your "Directors and Executive Officers of the General Partner" section. In this regard, please tell us your reasoning as to how your chairman and vice-chairman fit within the definition of executive officer found in Rule 3b-7 of the Exchange Act. We may have additional comment after reviewing your response.

Form 10-Q of UGI Corporation for the Fiscal Quarter Ended March 31, 2010

Item 1. Legal Proceedings, page 53

14. We note your disclosure regarding the Antargaz Competition Authority Matter. Please briefly describe the material aspects of the Competition Authority's report issued on April 26, 2010 and any relief they seek.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lon R. Greenberg
UGI Corporation
John L. Walsh
UGI Utilities, Inc.
Eugene V.N. Bissell
AmeriGas Partners, L.P.
September 30, 2010
Page 7

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director